July 29, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	DecisionPoint Systems, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 19, 2013
File No. 333-186619

Ladies and Gentlemen:

On behalf of DecisionPoint Systems, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of July 22, 2013.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

 Liquidity and Capital Resources, page 24

1.           We note your response to prior comment 1 and your revised disclosure where you state that your cost-reduction efforts have reduced the expense structure of your business. Please quantify the impact that your expense reduction efforts have had, and are reasonably expected to have, on your liquidity and capital resources.

Response:

The Company has added disclosure that such reductions have not been material to date and are not expected to be material in the foreseeable future.

As discussed with the Staff, the company has a dynamic multi-faceted business. It continually assesses its expenses and where cost savings may be achieved, as well as where additional resources, which may result in additional expenses, may be needed. In addition, the Company recently completed two acquisitions. As a result, while the Company has reduced expenses in certain areas, as discussed in the S-1, expenses in other areas increase or fluctuate from time to time, making any attempt to quantify a reduction in the Company’s cost structure as a result of its cost reduction efforts difficult. To the extent it can quantify such a reduction, the Company believes the overall reduction to not be material.

Very Truly Yours,

/s/ Jeff Cahlon